UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2025

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F             ☐ Form 40-F

CONTENTS

On February 4, 2025, IceCure Medical Ltd. (the “Company”) issued a press release titled “IceCure’s ProSense® in the Spotlight at Society of Interventional Oncology (SIO) Annual Meeting: Award Winning Abstract and Hands-On Training for Breast Cryoablation as Medical Community Anticipates FDA’s Market Authorization Decision,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

The first three paragraphs and the sections titled “Highlights of the independent studies are the following” and “Forward Looking Statements” in the press release attached herewith as Exhibit 99.1 are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-258660 and 333-267272) and Form S-8 (Registration Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated February 4, 2025 titled “IceCure’s ProSense® in the Spotlight at Society of Interventional Oncology (SIO) Annual Meeting: Award Winning Abstract and Hands-On Training for Breast Cryoablation as Medical Community Anticipates FDA’s Market Authorization Decision”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICECURE MEDICAL LTD.

Date: February 4, 2025	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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